UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 21, 2024
Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒        Form 40-F ☐

Enclosure: A press release dated August 21, 2024 announcing that STMicroelectronics has posted its IFRS 2024
Semi Annual Accounts, and the STMicroelectronics N.V. Semi Annual IFRS Report 2024.

# STMicroelectronics N.V.
# Semi annual report
# 2024

R29
R28
R27
D5
C14
U9
X1
R22
R21
U15
R32
D1
60

STMicroelectronics Semi Annual Report 2024	Contents 3

1.Corporate overview
1.1.History and development of STMicroelectronics
STMicroelectronics N.V. (“ST” or “the Company”) was formed and incorporated in 1987 as a result of the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we also listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”).
We operated as SGS-Thomson Microelectronics N.V. until May 1998, when we changed our name to STMicroelectronics N.V. We are organized under the laws of The Netherlands, with our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company, 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by the Company.
1.2.Strategy and objectives
Our strategy focuses on long-term value creation for the Company and its affiliated enterprises and takes into account the short-, medium- and longer-term evolution of the markets we serve and the environment and opportunities we see. It stems from key long-term enablers: Smart Mobility, where we provide innovative solutions to help car manufacturers make driving safer, greener and more connected; Power & Energy: our technology and solutions enable industries to increase energy efficiency and support the use of renewable energy and cloud-connected autonomous things; which transform our lives and the objects we use with smart, connected devices for personal, business and industrial applications.
We are focused on application areas which are expected to experience solid growth rates driven by broad, long-term trends in electronic systems. These trends require enablers such as autonomous systems, robotics, securely connected machines and personal devices, digitalization and electrification of automobiles and infrastructure, advanced communications equipment and networks and more power efficient systems. These enablers drive in turn the demand for the electronic components we develop and manufacture.
We are a global semiconductor company that designs, develops, manufactures and markets a broad range of products used in a wide variety of applications for the four end-markets we address: automotive, industrial, personal electronics and communications equipment, computers and peripherals. For the automotive and industrial markets we address a wide customer base, particularly in industrial, with a broad and deep product portfolio. In personal electronics and communications equipment, computers and peripherals we have a selective approach both in terms of the customers we serve, as well as in the technologies and products we offer, while leveraging our broad portfolio to address high-volume applications.

STMicroelectronics Semi Annual Report 2024	Corporate Overview 4

1.3.Organizational structure
We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the research and development (“R&D”), production, marketing and sales organizations.
While STMicroelectronics N.V. is our parent company, we conduct our global business through STMicroelectronics International N.V. and also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing, insurance and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.
1.4.Products and activities
Our diverse product portfolio includes discrete and general purpose components, application-specific integrated circuits (“ASICs”), full‑custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. It benefits from a unique, strong foundation of proprietary and differentiated leading-edge technologies.
We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductors (“CMOS”), bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, as well as a combination of Bipolar, CMOS and DMOS, vertically integrated power (“VIPower”), and intelligent integrated gallium-nitride (STi2GaN) technologies for smart power applications, Power MOSFET, silicon carbide (“SiC”) and gallium-nitride (“GaN”) for high-efficiency systems, Micro-Electro-Mechanical Systems (“MEMS”) technologies for sensors and actuators, embedded memory technologies for our microcontrollers and differentiated optical sensing technologies for our optical sensing solutions.

On January 10, 2024, we announced a new organization to deliver enhanced product development innovation and efficiency, time-to-market as well as customer focus by end market. We moved from three reportable segments (Automotive and Discrete Group as "ADG" , Analog, MEMS and Sensors Group as "AMS" and Microcontrollers and Digital ICs Group as "MDG") to four reportable segments as follows:
•In Analog, Power & Discrete, MEMS and Sensors ("APMS") product group:
–Analog products, MEMS and Sensors ("AM&S") segment, comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.
–Power and Discrete products ("P&D") segment comprised of discrete and power transistor products.
• In Microcontrollers, Digital ICs and RF products ("MDRF") product group:
–Microcontrollers ("MCU") segment, comprised of general-purpose and automotive microcontrollers, microprocessors and connected security products (including EEPROM).
–Digital ICs and RF Products ("D&RF") segment, comprised of automotive ADAS, infotainment, RF and communications products.

STMicroelectronics Semi Annual Report 2024	Corporate Overview 5

1.5.Sales, Marketing and Distribution
Our sales and marketing organization is organized by a combination of regional and key account coverage with the primary objective of accelerating sales growth and gaining market share. Emphasis is placed on strengthening the development of our global and major local accounts; boosting demand creation through an enhanced focus on geographical and key account coverage with strong technical and application expertise, supported in the mass market by our distribution channel and local initiatives; and establishing regional sales and marketing teams that are fully aligned with our strategic end-markets: automotive, industrial, personal electronics and communications equipment, computers and peripherals.
We have four regional sales organizations reporting to a global head of Sales & Marketing: Americas, APeC (Asia Pacific excluding China), China and EMEA (Europe, Middle-East and Africa). Our regional sales organizations have a similar structure to enhance global coordination and go-to-market activities. The sales and marketing teams are strongly focused on profitable revenue growth and business performance as well as on fostering demand creation, expanding the customer base, maximizing market share, developing new product roadmaps and providing the best technical and application support in the field for our customers. The sales and marketing activities are supported by sales engineers, system marketing, product marketing, application labs, competence centers, field application engineers and quality engineers.
In the first quarter of 2024, we announced that we will complement the existing Sales & Marketing organization by implementing a new application-specific marketing organization by segment, offering customers end-to-end system solutions based on our product and technology portfolio, covering the following four end markets:
•Automotive;
•Industrial Power and Energy;
•Industrial Automation, internet of things and artificial intelligence; and
•Personal Electronics, Communication Equipment and Computer Peripherals.
The existing regional Sales & Marketing organization remains unchanged.
We engage distributors and sales representatives to distribute and promote our products around the world. Typically, distributors handle a wide variety of products, including those that compete with ours. Our distributors have a dual role, in that they assist in fulfilling the demand of our customers by servicing their orders, while also supporting the creation of product demand and business development. Most of our sales to distributors are made under specific agreements allowing for price protection and stock rotation for unsold merchandise. Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others.
1.6.Research & Development
We believe that market driven R&D based on leading‑edge products and technologies is critical to our success. We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages. In 2023, about 18% of our employees worked in R&D on product design/development and technology and, in 2023 we spent approximately 10.1% of our total revenues on R&D expenses.
New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded than their predecessors, with differentiated functionalities. They can enable significant value creation opportunities with their timely appearance on the market. Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers. Our complete design platforms, including a large selection of intellectual property (“IP”) and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer.
Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities. We draw on a rich pool of chip fabrication technologies, including advanced CMOS, FD-SOI, RF-SOI, optical sensing, embedded nonvolatile memories, mixed-signal, analog, MEMS, smart power, SiC and GaN processes. This is well embedded in our strong packaging technologies portfolio such as high pin count ball grid array ("BGA") packages, wafer level packaging, highly integrated sensor packages

STMicroelectronics Semi Annual Report 2024	Corporate Overview 6

and leadframe package power products as well as modules. We combine both front-end and back-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. We also use silicon foundries, especially for advanced CMOS beyond the 18 nm node that we do not plan to manufacture nor develop internally.
We have advanced R&D and innovation centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnerships and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world.
We also play leadership roles in numerous projects running under the Information Society Technologies programs of the European Union (“EU”). We also participate in certain R&D programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy).
1.7.Sustainability
Sustainability has been a guiding principle at ST for more than 30 years. We believe that our commitment to a sustainable culture is good for people, the planet, business, and society at large. Our ambition is to create sustainable technology in a sustainable way for a sustainable world, providing long-term value for all our stakeholders.
Sustainability is embedded in all our activities. We implement programs to manage our impacts, opportunities, and risks at each step of our value chain. We create technologies that enable responsible applications for safer, greener and smarter living. We put people first, prioritize health and safety, well-being, human rights and community empowerment. We are committed to minimizing our impact on the environment by reducing our emissions and energy consumption as well as addressing water and waste related challenges. Our goal is to conduct business in a responsible way, while creating profitable growth, managing risks and meeting stakeholder expectations.
We are included in several sustainability indices, such as Dow Jones Sustainability Index World and Europe, FTSE4Good, EuroNext VIGEO Europe 120, Eurozone 120 and Benelux 120, CAC 40 ESG, MIB ESG, Vérité40 and Bloomberg Gender Equality index. As of 2023, we received an MSCI ESG Rating of AAA1. We received an A- score for CDP Water security and an A- score for CDP Climate Change. In addition, as a full member of the Responsible Business Alliance ("RBA"), we participate in the collective efforts of the industry to find solutions to global sustainability challenges.
We have been a signatory of the UN Global Compact since 2000. Our sustainability programs are aligned with its ten principles and contribute to 11 of the 17 UN Sustainable Development Goals (“SDG”).
Further information on ST’s sustainability approach can be found in our annual report for the year ended December 31, 2023, filed with the Dutch Authority for the Financial Markets on March 21, 2024 and adopted by our Annual General Meeting of Shareholders ("AGM") on May 21, 2024 and in our sustainability report we publish each year and which is available at: https://sustainabilityreports.st.com/sr24/.
Corporate Sustainability Reporting Directive
As of the current financial year 2024 we are subject to further sustainability related reporting requirements under the Corporate Sustainability Reporting Directive (the "CSRD")2, which entered into force on January 5, 2023.
The CSRD strengthens the rules about the environmental, social and governance related information that companies have to report and standardizes the related metrics. The CSRD aims to ensure that investors and other stakeholders have access to comparable information they need to evaluate the sustainability performance of companies.
Pursuant to the CSRD and the connected European Sustainability Reporting Standards (“ESRS”), we will include in our annual report over financial year 2024, disclosures on the way we operate and manage our material impacts, risks and opportunities in relation to environmental, social and governance sustainability matters, identified through the double materiality assessment that we have performed in line with the ESRS requirements.
1 The use by ST of any MSCI ESG RESEARCH LLC or its affiliates (“MSCI”) data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of ST by MSCI. MSCI services and data are the property of MSCI or its information providers and are provided ‘as-is’ and without warranty. MSCI names and logos are trademarks or service marks of MSCI.
2 Directive (EU) 2022/2464 of the European Parliament and of the Council of December 14, 2022, amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards corporate sustainability reporting

STMicroelectronics Semi Annual Report 2024	Corporate Overview 7

2.Report of the Managing Board
2.1.    Business overview

Our total available market is defined as “TAM”, while our serviceable available market is defined as “SAM” and represents the market for products sold by us (i.e., TAM excluding major devices such as microprocessors, GPU/AI accelerators, DRAM and flash-memories, optoelectronics devices other than optical sensors, video processing and wireless application specific market products, such as baseband and application processors).
Based on industry data published by World Semiconductor Trade Statistics, on a year-over-year basis, semiconductor industry revenues in the first half of 2024 increased by approximately 18% for our TAM and decreased by approximately 7% for our SAM to reach approximately $291 billion and $118 billion, respectively.
Our first half 2024 revenues amounted to $6,697 million, decreasing by 21.9% on a year-over-year basis, with lower sales in all reportable segments, as a result of an approximate 13% decrease in average selling prices, mainly due to a less favorable product mix and lower selling prices, and a decrease in volumes of approximately 9%. By reportable segment, AM&S revenues decreased 11.6%, P&D revenues decreased 17.4%, MCU revenues decreased 40.3%, and D&RF revenues decreased 5.1%.
Our effective average exchange rate for the first half of 2024 was $1.08 for €1.00 compared to $1.07 for €1.00 for the first half of 2023.
Our first half 2024 gross margin reached 38.7% of total revenues, representing a decrease of 870 basis points compared to the first half of 2023 mainly due to the combination of sales price and product mix and higher unused capacity charges.
Combined Selling, General and Administrative ("SG&A") and R&D expenses decreased to $1,725 million for the first half of 2024, compared to $1,754 million in the first half of 2023, mainly due to positive currency effects and higher capitalized development costs, partially offset by higher cost of labor.
In the first half of 2024, other income and expenses increased to a net income of $74 million, compared to a net expense of $8 million in the first half of 2023, mainly due to higher income from public funding.
Operating profit in the first half of 2024 was $941 million compared to $2,304 million in the first half of 2023, reflecting lower revenues and lower levels of profitability.
Combined finance income and finance costs resulted in a net gain of $348 million in the first half of 2024, compared to a net cost of $228 million in the first half of 2023. The first half of 2024 amount includes a net gain of $253 million for the fair value adjustment of outstanding convertible bond embedded options (compared to a net loss of $282 million in the first half of 2023).
Our net profit attributable to the equity holders of the parent company amounted to $1,126 million for the first half of 2024, equivalent to a Diluted Earnings Per Share of $1.24, compared to net profit attributable to the equity holders of the parent company of $1,726 million, equivalent to a Diluted Earnings per Share of $1.90 for the first half of 2023.
Our Free Cash Flow, a non-Generally Accepted Accounting Principles (“non-GAAP”) measure, was positive at $25 million in the first half of 2024 compared to a positive $416 million in the first half of 2023.
2.2.    Segment information

We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, ASICs, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

On January 10, 2024, we announced a new organization to deliver enhanced product development innovation and efficiency, time-to-market as well as customer focus by end market. This new organization resulted in a change in segment reporting effective from January 1, 2024. Prior-year comparative information has been adjusted accordingly.

STMicroelectronics Semi Annual Report 2024	Report of the Managing Board 8

Our reportable segments are as follows:
•AM&S, comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.
•P&D, comprised of discrete and power transistor products.
•MCU, comprised of general-purpose and automotive microcontrollers, microprocessors and connected security products (incl. EEPROM).
•D&RF, comprised of automotive ADAS, infotainment, RF and communications products.
Net revenues of "Others" include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, impairment and restructuring charges, management reorganization expenses, start-up and phase-out costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales.
Please refer to note 3.6.6 of the Semi Annual Financial Statements for further information.
2.3.    Liquidity and financial position
We maintain an adequate cash position and a low debt-to-equity ratio to provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
During the first half of 2024, our net cash and cash equivalents decreased by $130 million. The components of our net cash variation and the comparable period are set forth below:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
Net cash from operating activities	1,780	2,820
Net cash used in investing activities	(2,069)	(2,565)
Net cash from (used in) financing activities	164	(404)
Effect of changes in exchange rates	(5)	2
Net cash decrease	(130)	(147)
Net cash from operating activities
Net cash from operating activities is the sum of (i) net profit adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first half of 2024 was $1,780 million, decreasing compared to $2,820 million in the first half of 2023, mainly due to lower net profit adjusted for non-cash items.
Net cash used in investing activities
Investing activities used $2,069 million of cash in the first half of 2024, decreasing compared to $2,565 million cash used in the first half of 2023, mainly due to (i) lower capital expenditures, net of capital grants and other contributions, and proceeds from sale of tangible assets, which totaled $1,540 million compared to $2,161 million in the prior-year period; and (ii) proceeds from matured marketable securities, which totaled of $750 million in the first half of 2024; partially offset by higher purchases of marketable securities, which totaled to $1,301 million compared to $660 million in the prior-year period and lower net proceeds from short-term deposits.
Net cash from (used in) financing activities

STMicroelectronics Semi Annual Report 2024	Report of the Managing Board 9

Net cash from financing activities was $164 million for the first half of 2024, compared to net cash used of $404 million in the first half of 2023, and consisted mainly of $300 million proceeds from long-term debt corresponding to the drawdown of the second tranche under our existing €600M credit facility with the European Investment Bank ("EIB"), $295 million proceeds from advances on capital grants, partially offset by $175 million repurchase of ordinary shares, $121 million of dividends paid to stockholders and $95 million repayment of financial debt.
Net Capex and Free cash flow (non-GAAP measures)
We present Net Capex as a non-GAAP measure, to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period. Net Capex is reported as part of our Free Cash Flow (non-GAAP measure).
Net Capex, a non-GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii) Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.

We believe Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

	(unaudited)
In millions of U.S. dollars	June 29, 2024	July 1, 2023
Payment for purchase of tangible assets	(1,835)	(2,204)
Proceeds from capital grants and other contributions	292	37
Proceeds from sale of tangible assets	3	6
Advances from capital grants allocated to property, plant and equipment	45	—
Net Capex	(1,495)	(2,161)
We also present Free Cash Flow, which is a non-GAAP measure, defined as (i) net cash from operating activities plus, (ii) net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.
We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.
Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates while excluding the advances from capital grants received in prior periods allocated to property, plant and equipment in the reporting period. Our definition of Free Cash Flow may differ from definitions used by other companies. Our Free Cash Flow is derived from our U.S. GAAP Consolidated Statements of Cash Flows, which differs from our Consolidated Statements of Cash Flows under International Financial Reporting Standards (“IFRS”). A reconciliation with the Consolidated Statements of Cash Flows under IFRS is provided in the table below:

STMicroelectronics Semi Annual Report 2024	Report of the Managing Board 10

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
Net cash from operating activities as reported under IFRS	1,780	2,820
Excluding U.S. GAAP/IFRS presentation differences:
Payment for withholding tax on vested shares	5	7
Payment for operating lease liabilities	(37)	(31)
Net cash from operating activities adjusted under IFRS	1,748	2,796
Net Capex	(1,495)	(2,161)
Payment for purchase of intangible assets, net of proceeds from sale	(228)	(211)
Payment for purchase of financial assets, net of proceeds from sale	—	(8)
Free Cash Flow (non-GAAP measure)	25	416
Our free cash flow was $25 million for the first half of 2024, compared to $416 million for the first half of 2023.
Net Financial Position and Adjusted Net Financial Position (non-GAAP measures)
Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, short-term deposits and quoted debt securities; our total financial debt includes interest-bearing loans and borrowings, including current portion, as represented in our consolidated statement of financial position. Adjusted Net Financial Position represents net financial position less advances from capital grants, to present the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet. Net Financial Position and Adjusted Net Financial Position are non-GAAP measures but we believe they provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and quoted debt securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position and Adjusted Net Financial Position are derived from our U.S. GAAP Consolidated Balance Sheets, which differs from the Consolidated Statements of Financial Position under IFRS. A reconciliation with the Consolidated Statements of Financial Position under IFRS is provided in the table below:

STMicroelectronics Semi Annual Report 2024	Report of the Managing Board 11

	(unaudited)
In millions of U.S. dollars	June 29, 2024	December 31, 2023
Cash and cash equivalents	3,092	3,222
Short-term deposits	975	1,226
Government bonds issued by the U.S. Treasury	2,218	1,635
Total liquidity	6,285	6,083
Funding program loans from EIB	(1,280)	(1,077)
Credit Facility from Cassa Depositi e Prestiti SpA (“CDP SpA”)	(244)	(284)
Dual tranche senior unsecured convertible bonds	(1,445)	(1,432)
Other funding programs loans	(4)	(6)
Total financial debt, as reported under IFRS	(2,973)	(2,799)
Difference in dual-tranche senior convertible debt amortized cost	(52)	(64)
Difference in the presentation of finance leases	(61)	(64)
Total U.S. GAAP/IFRS differences	(113)	(128)
Total financial debt, as reported under U.S. GAAP	(3,086)	(2,927)
Net Financial Position (non-GAAP measure)	3,199	3,156
Advances from capital grants	(402)	(152)
Adjusted Net Financial Position (non-GAAP measure)	2,797	3,004
Our Net Financial Position as of June 29, 2024 was a net cash position of $3,199 million, increasing compared to the net cash position of $3,156 million as of December 31, 2023.

Cash and cash equivalents amounted to $3,092 million as of June 29, 2024.

Short-term deposits amounted to $975 million as of June 29, 2024 and consisted of available liquidity with maturity over three months and below one year.

Quoted debt securities amounted to $2,218 million and consisted of U.S. Treasury Bonds and U.S. Treasury Bills classified as available-for-sale financial assets.
As of June 29, 2024, our financial debt as reported under IFRS was $2,973 million, composed of (i) $1,676 million of current portion of interest-bearing loans and borrowings and (ii) $1,297 million of long-term debt. The breakdown of our total financial debt included: (i) $1,445 million in senior unsecured convertible bonds issued in 2020, (ii) $1,280 million in European Investment Bank loans (the “EIB loans”), (iii) $244 million in the Cassa Depositi e Prestiti SpA loans (the "CDP SpA loans") and (iv) $4 million in loans from other programs.

The EIB loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditures in the European Union, fully drawn in Euros, of which $267 million was outstanding as of June 29, 2024. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $392 million outstanding as of June 29, 2024. In 2022, we signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S Dollars, representing $621 million outstanding as of June 29, 2024.

The CDP SpA loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $80 million were outstanding as of June 29, 2024. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $164 million were outstanding as of June 29, 2024.
On August 4, 2020, we issued $1.5 billion principal amount dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds and Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are

STMicroelectronics Semi Annual Report 2024	Report of the Managing Board 12

convertible by the bondholders or are callable by us upon certain conditions, on a net-share settlement basis, except if we elect a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company.
Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $691 million as of June 29, 2024.
Our current ratings with the two major rating agencies that report on us on a solicited basis, are as follows: Standard & Poor’s (“S&P”): BBB+ with stable outlook; Moody’s Investors Service (“Moody’s”): Baa1 with positive outlook.
2.4.    Business and financial outlook
Our policy is to modulate our capital spending according to the evolution of the semiconductor market. We plan our Net Capex (non-GAAP measure) plan for 2024 at about $2.5 billion focusing on our strategic manufacturing initiatives.
A large portion of Net Capex will be devoted to support our strategic programs, selected capacity additions and mix change in our manufacturing footprint, in particular for our wafer fabs:
•the increase capacity for silicon carbide products in our Catania and Singapore fabs;
•the ramp-up of a new integrated silicon carbide substrate manufacturing facility in Catania for the production in volume of 150mm, moving to 200mm, silicon carbide epitaxial substrates;
•the creation of new 200mm silicon carbide device manufacturing joint venture with Sanan Optoelectronics in Chongqing, China;
•the ramp-up of our new 300mm wafer fab in Agrate, Italy, to support mixed signal technologies and then phase-in smart power technologies and embedded-non-volatile memory at a later stage;
•digital 300mm in Crolles, France, to extend the cleanroom and support production ramp-up of our main runner technologies; and,
•certain selected programs of capacity growth in some of our most advanced 200mm fabs, including the analog 200mm fab in Singapore.
The most important 2024 capital investments for our back-end facilities will be: (i) capacity growth on certain package families, including PLP / Direct Copper Interconnect technology and automotive related packages, (ii) the new generation of Intelligent Power Modules for Automotive and Industrial applications, and (iii) specific investments in innovative assembly processes and test operations.
The remaining part of our capital investment plan covers the overall maintenance and efficiency improvements of our manufacturing operations and infrastructure, R&D activities, laboratories as well as the execution of our carbon neutrality programs.
We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and our goal to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.
We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments, share buy-backs as part of our current repurchase program and the repayment of our debt in line with maturity dates.
We will now drive the Group based on a revised plan for 2024 revenues in the range of $13.2 billion to 13.7 billion.
2.5.Other developments

STMicroelectronics Semi Annual Report 2024	Report of the Managing Board 13

On June 21, we announced the completion of the three-year share buy-back programs of $1,040 million initiated in 2021 and the launch of a new share buy-back plan comprising of two programs, totaling up to $1,100 million to be executed within a 3-year period. We intend to carry out the buy-back programs and hold the shares bought back as treasury stock for the purpose of meeting our obligations in relation to our employee stock award plans and to support the potential settlement of our outstanding convertible bonds.

On May 31, we announced our plan to build a new fully integrated silicon carbide facility in Catania, Italy for the mass production of 200mm silicon carbide wafers.The new facility is targeted to start production in 2026 and to ramp to full capacity by 2033, with up to 15,000 wafers per week at full build-out. The total investment is expected to be around five billion euros, with a support of around two billion euros provided by the State of Italy within the framework of the EU Chips Act. Sustainable practices are integral to the design, development, and operation of the Silicon Carbide Campus to ensure the responsible consumption of resources including water and power.

On May 22, we held our AGM, in Amsterdam, the Netherlands. The proposed resolutions, all approved by the Shareholders were:

•The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards and filed with the Netherlands Authority for the Financial Markets on March 21, 2024;

•The distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2024 and first quarter of 2025 to shareholders of record in the month of each quarterly payment;

•The amendment to the Company's Articles of Association;

•The adoption of the remuneration policy for the Supervisory Board;

•The adoption of the remuneration policy for the Managing Board;

•The reappointment of Mr. Jean-Marc Chery as member and chairman of the Managing Board for a three-year term to expire at the end of the 2027 AGM;

•The approval of the stock-based portion of the compensation of the President and Chief Executive Officer;

•The appointment of Mr. Lorenzo Grandi as member of the Managing Board for a three-year term to expire at the end of the 2027 AGM;

•The approval of the stock-based portion of the compensation of the Chief Financial Officer;

•The approval of a new 3-year Unvested Stock Award Plan for Management and Key Employees;

•The reappointment of EY as external auditor for the 2024 and 2025 financial years;

•The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term to expire at the end of the 2027 AGM;

•The reappointment of Ms. Janet Davidson, as member of the Supervisory Board, for a one-year term to expire at the end of the 2025 AGM;

•The appointment of Mr. Pascal Daloz, as member of the Supervisory Board, for a three-year term expiring at the 2027 AGM, in replacement of Mr. Yann Delabrière whose mandate will expire at the end of the 2024 AGM;

•The authorization to the Managing Board, until the conclusion of the 2025 AGM, to repurchase shares, subject to the approval of the Supervisory Board;

•The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2025 AGM;

•The discharge of the member of the Managing Board; and

•The discharge of the members of the Supervisory Board.

STMicroelectronics Semi Annual Report 2024	Report of the Managing Board 14

On April 16, we published our 2024 Sustainability Report detailing 2023 performance, strategy and ongoing action plans.
2.6.    Related party transactions
Please refer to note 3.6.23 of the Semi Annual Financial Statements.
2.7.    Financial Risk Management
We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and its ongoing investing and financing activities. Our activities expose us to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. See note 3.6.9.4 of the Semi Annual Financial Statements for further information.
Financial risk management is carried out by our central treasury department (“Corporate Treasury”). Additionally, a treasury committee, chaired by our Chief Financial Officer, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with our subsidiaries. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.
The Semi Annual Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with our annual consolidated financial statements as of December 31, 2023. There have been no changes in the risk management department or in any risk management policies during the first half of 2024.
Foreign exchange risk
We conduct our business globally in various major international currencies. As a result, we are exposed to adverse movements in foreign currency exchange rates, primarily regarding the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at our subsidiaries and future commercial transactions.
Cash flow and fair value interest rate risk
Our interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.
Price risk
As part of its on-going investing activities, we may be exposed to quoted security price risk for investments measured at fair value, as described in Note 3.6.9. As of June 29, 2024 and December 31, 2023 we did not hold any significant investments in quoted equity securities.
The measurement for accounting purposes of the embedded derivative instruments of the senior unsecured convertible bonds issued on August 4, 2020 is dependent on various factors including the performance of STMicroelectronics ordinary shares. With respect to the valuation of the embedded issuer’s call options as of June 29, 2024, if the price of the Company’s ordinary shares, as measured on the New York Stock Exchange, with other valuation inputs remaining equal, increased by 10%, the value of the embedded call options would increase by $5 million (first half of 2023: increase of $12 million), whereas for a decrease of 10% in the share price, the value of the embedded call options would decrease by $4 million (first half of 2023: decrease of $12 million). With respect to the valuation of the embedded bondholders’ conversion options as of June 29, 2024, if the price of the Company’s ordinary shares, as measured on the New York stock exchange, with other valuation inputs remaining equal, increased by 10%, the value of the embedded conversion options

STMicroelectronics Semi Annual Report 2024	Report of the Managing Board 15

would increase by $79 million (first half of 2023: increase of $140 million), whereas for a decrease of 10% in the share price, the value of the embedded conversion options would decrease by $67 million (first half of 2023: decrease of $131 million). Details of the sensitivity of the other valuation factors, more specifically implied volatility, are presented in Note 3.6.9.5.
Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. Credit risk typically arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, measured at Fair Value through Other Comprehensive Income ("FVOCI") and at Fair Value through profit and loss ("FVPL"), the counterparty of derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables.

We select banks and/or financial institutions based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.
We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored.
Liquidity risk
Prudent liquidity risk management includes maintaining enough cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. Our objective is to maintain an adequate cash position and a low debt-to-equity ratio to ensure adequate financial flexibility. Our liquidity management policy is to finance our investments with net cash generated from operating activities.
2.8.    Business risk information
Our risk appetite depends on the nature of risks. We determine, on a regular basis, the amount of risk we are willing to eliminate, mitigate, pursue or retain, depending on associated expected rewards, opportunities and cost of risk optimization.
Below is a list of the main risk factors we believe are related to the semiconductor industry and specifically related to our operations, which may affect our result and performance and the ability of our management to predict the future of our company:
•Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•Uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•Customer demand that differs from projections;
•The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•Changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

STMicroelectronics Semi Annual Report 2024	Report of the Managing Board 16

•The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•The functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•The impact of IP claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•Increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3;
•Epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations.
2.9.    Auditor’s involvement
The Interim Condensed Consolidated Financial Statements and Interim Report of the Managing Board have not been audited or reviewed by an external auditor.
This report of the Managing Board is dated August 21, 2024.

STMicroelectronics Semi Annual Report 2024	Report of the Managing Board 17

3.Interim Condensed Consolidated Financial Statements (“Semi Annual Financial Statements”)
The Semi Annual Financial Statements of the Group for the six months ended June 29, 2024, as presented by the Managing Board, have not been audited or reviewed by an external auditor.
3.1. Consolidated income statement

		(unaudited)
		Six-month period ended
In millions of U.S. dollars, except per share amounts	Notes	June 29, 2024	July 1, 2023
Sales		6,670	8,561
Other revenues		27	12
Total revenues	3.6.5	6,697	8,573
Cost of sales	3.6.18	(4,105)	(4,507)
Gross profit		2,592	4,066
Selling, general and administrative expenses	3.6.18	(849)	(827)
Research and development expenses	3.6.18	(876)	(927)
Other income	3.6.19	155	68
Other expenses	3.6.19	(81)	(76)
Operating profit		941	2,304
Finance income	3.6.20	446	122
Finance costs	3.6.20	(98)	(350)
Loss on financial instruments, net		(1)	—
Profit before income tax		1,288	2,076
Income tax expense	3.6.21	(159)	(346)
Net profit		1,129	1,730
Attributable to:
The equity holders of the parent		1,126	1,726
Noncontrolling interest		3	4
Net profit		1,129	1,730
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	3.6.22	1.25	1.91
Earnings per share (Diluted)	3.6.22	1.24	1.90
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 18

3.2.    Consolidated statement of comprehensive income

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
Net profit	1,129	1,730

Other comprehensive income ("OCI"), net of tax:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations	7	3
Income tax effect	(3)	(3)
Re-measurements of employee benefit obligations, net of tax	4	—
Total items that will not be reclassified to profit or loss	4	—

Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations	(124)	61
Cash flow hedges	(48)	(15)
Income tax effect	6	2
Net movement on cash flow hedges	(42)	(13)
Changes in fair value of debt instruments at FVOCI	(8)	(6)
Income tax effect	1	1
Net changes in fair value of debt instruments at FVOCI	(7)	(5)
Total items that may be subsequently reclassified to profit or loss	(173)	43
Other comprehensive income, net of tax	(169)	43

Total comprehensive income, net of tax	960	1,773

Attributable to:
The equity holders of the parent	957	1,769
Noncontrolling interest	3	4
Total comprehensive income, net of tax	960	1,773
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 19

3.3.    Consolidated statement of financial position

		(unaudited)	(audited)
In millions of U.S. dollars	Notes	June 29, 2024	December 31, 2023
Non-current assets
Property, plant and equipment	3.6.7	10,889	10,594
Goodwill	3.6.8	278	285
Intangible assets	3.6.7	1,500	1,465
Other non-current financial assets	3.6.9.1	54	54
Deferred tax assets		408	414
Other non-current assets	3.6.10	875	760
Total non-current assets		14,004	13,572
Current assets
Inventories	3.6.12	2,809	2,696
Trade accounts receivable		1,708	1,731
Other current financial assets	3.6.9.1	2,240	1,741
Other receivables and assets	3.6.13	1,055	1,237
Short-term deposits		975	1,226
Cash and cash equivalents	3.6.14	3,092	3,222
Total current assets		11,879	11,853
Total assets		25,883	25,425
Equity
Equity attributable to the equity holders of the parent		17,811	17,242
Noncontrolling interest		125	122
Total equity	3.6.15	17,936	17,364
Non-current liabilities
Interest-bearing loans and borrowings	3.6.9.3	1,297	1,159
Other non-current financial liabilities	3.6.9.2	255	263
Employee benefits		452	466
Deferred tax liabilities		59	60
Other non-current liabilities	3.6.16	659	434
Total non-current liabilities		2,722	2,382
Current liabilities
Interest-bearing loans and borrowings – current portion	3.6.9.3	1,676	1,640
Trade accounts payable		1,577	1,856
Other payables and accrued liabilities	3.6.17	727	552
Employee benefits – current portion		807	968
Current provisions		3	4
Other current financial liabilities	3.6.9.2	304	581
Income tax payable		131	78
Total current liabilities		5,225	5,679
Total equity and liabilities		25,883	25,425
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 20

3.4.    Consolidated statement of changes in equity
For the six-month period ended June 29, 2024

In millions of U.S. dollars	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non controlling interest	Total equity
As of January 1, 2024 (audited)	1,157	2,283	(377)	2,281	11,898	17,242	122	17,364
Net profit	—	—	—	—	1,126	1,126	3	1,129
Other comprehensive income, net of tax	—	—	—	(169)	—	(169)	—	(169)
Total comprehensive income	—	—	—	(169)	1,126	957	3	960
Transfer of cash flow hedge reserve to inventories	—	—	—	(1)	—	(1)	—	(1)
Repurchase of common stock	—	—	(175)	—	—	(175)	—	(175)
Employee share award scheme, net of tax	—	—	198	112	(198)	112	—	112
Dividends	—	—	—	—	(324)	(324)	—	(324)
As of June 29, 2024 (unaudited)	1,157	2,283	(354)	2,223	12,502	17,811	125	17,936
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 21

For the six-month period ended July 1, 2023

In millions of U.S. dollars	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non controlling interests	Total equity
As of January 1, 2023 (audited)	1,157	2,283	(268)	1,901	8,367	13,440	64	13,504
Net profit	—	—	—	—	1,726	1,726	4	1,730
Other comprehensive income, net of tax	—	—	—	43	—	43	—	43
Total comprehensive income	—	—	—	43	1,726	1,769	4	1,773
Transfer of cash flow hedge reserve to inventories	—	—	—	2	—	2	—	2
Repurchase of common stock	—	—	(173)	—	—	(173)	—	(173)
Employee share award scheme, net of tax	—	—	200	122	(200)	122	—	122
Dividends	—	—	—	—	(218)	(218)	—	(218)
As of July 1, 2023 (unaudited)	1,157	2,283	(241)	2,068	9,675	14,942	68	15,010
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 22

3.5.    Consolidated statement of cash flows

		(unaudited)
		Six-month period ended
In millions of U.S. dollars	Note	June 29, 2024	July 1, 2023
Cash flows from operating activities
Net profit		1,129	1,730
Items to reconcile net profit and cash flows from operating activities:
Depreciation and amortization		1,017	901
Interest and amortization of issuance costs on convertible bonds		13	12
Change in fair value of embedded non-equity derivative instruments		(253)	283
Loss on financial instruments, net		1	—
Share-based compensation		119	112
Other non-cash items		(84)	(63)
Deferred income tax		3	60
Impairment losses		37	97
Changes in net working capital:
Movement of trade receivables, net		7	(27)
Movement of inventories, net		(148)	(437)
Movement of trade payables		147	(79)
Movement of other assets and liabilities, net		(208)	257
Interests paid		(36)	(13)
Interests received		108	88
Income tax paid		(72)	(101)
Net cash from operating activities		1,780	2,820
Cash flows used in investing activities
Payment for purchase of tangible assets		(1,835)	(2,204)
Proceeds from capital grants and other contributions		292	37
Proceeds from sale of tangible assets		3	6
Payment for purchase of marketable securities		(1,301)	(660)
Proceeds from matured marketable securities		750	—
Net proceeds from (investments in) short-term deposits		250	475
Payment for purchase of intangible assets		(228)	(211)
Payment for purchase of financial assets		—	(8)
Net cash used in investing activities		(2,069)	(2,565)
Cash flows from (used in) financing activities
Proceeds from interest-bearing loans and borrowing		300	—
Repayment of interest-bearing loans and borrowings		(95)	(93)
Payment for lease liabilities		(40)	(33)
Repurchase of ordinary shares		(175)	(173)
Dividends paid to equity holders of the parent Company		(121)	(105)
Proceeds from advances on capital grants		295	—
Net cash from (used in) financing activities		164	(404)
Effect of changes in exchange rates		(5)	2
Net cash decrease		(130)	(147)
Cash and cash equivalents at beginning of the period		3,222	3,258
Cash and cash equivalents at end of the period	3.6.14	3,092	3,111
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 23

3.6.    Notes to the consolidated financial statements
3.6.1.    Corporate information
The Company with Commercial Register No. 33194537 and RSIN 008751171, is organized under the laws of the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, the Netherlands. Headquarters and operational offices are managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V., and are located at 39, Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.
The Group is a global semiconductor group of companies that designs, develops, manufactures and markets a broad range of products, including discrete and general purpose components, ASICs, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
The Group’s products are used in a wide variety of applications for the four end-markets the Group addresses: automotive, industrial, personal electronics and communications equipment, computers and peripherals. For the automotive and industrial markets, the Group addresses a wide customer base, particularly in industrial, with a broad and deep product portfolio. In personal electronics and communications equipment, computers and peripherals, the Group has a selective approach both in terms of the customers the Group serves, as well as in the technologies and products it offers.
The Company is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana.
These unaudited Semi Annual Financial Statements were approved by ST’s Supervisory Board on August 21, 2024.
3.6.2.    Basis of preparation
These unaudited Semi Annual Financial Statements for the six-month period ended June 29, 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU.
The unaudited Semi Annual Financial Statements do not include all the information and disclosures required in the annual financial statements. They should be read in conjunction with the annual financial statements for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted in the EU, filed with the Dutch Authority for the Financial Markets on March 21, 2024 and adopted by our AGM on May 22, 2024.
3.6.3.    Significant accounting policies
The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2023. The following amended standards were effective and adopted on January 1, 2024, with no material effect on the Group’s consolidated financial statements.
Amendments to IAS 1, Presentation of Financial Statements: the amendments specify the requirements for classifying liabilities as current or non-current by clarifying the requirements of IAS 1 when an entity expects to refinance or roll over an obligation under an existing loan facility. The amendments also have implications on the requirements related to covenant breaches. The amendments clarify: what is meant by a right to defer settlement; that a right to defer must exist at the end of the reporting period and that the classification is not affected by the likelihood that an entity will exercise its deferral right and that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. IAS 1, as amended, was endorsed by the EU in December 2023. The Group applied these amendments starting January 1, 2024. The presentation on the consolidated statement of financial position of the convertible bonds issued by the Company is in the scope of the amended guidance, which had no impact on the classification of the convertible debt upon adoption of the amended guidance.
Amendments to IAS 12, Income Taxes: International Tax Reform - Pillar Two Model Rules: in response to the accounting complexities arising from the international tax reform initiative initiated by the Organization for Economic Cooperation and Development (OECD) through the implementation of the Base Erosion and Profit Sharing (BEPS) 2.0 framework, the amendments to IAS 12 provide a temporary mandatory exception from accounting for deferred tax that arises from legislation implementing the global anti-base erosion model rules (including top-up tax). The temporary exception was effective as of May 23, 2023 and applies retrospectively. In addition, the amendments require new disclosures for reporting periods ending on or after December 31, 2023. IAS 12 was endorsed by the EU in November 2023. The Group

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 24

applied the amendments in the consolidated financial statements for the period ending June 29, 2024, with the required disclosures included in Note 3.6.21.
The following amendments to existing standards became effective in 2024 with no impact on the accounting policies, financial position or performance of the Group:
•Amendments to IAS 7: Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements
•Amendments to IFRS 16: Leases: Lease Liability in a Sale and Leaseback
Standards and amended standards issued but not yet effective up to the date of issuance of these unaudited Semi Annual Financial Statements are listed below. The detailed descriptions of new or amended standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt the new or amended guidance when effective.
IFRS 18, Presentation and Disclosure in Financial Statements: the IASB issued in April 2024 a new standard to enhance comparability and transparency when entities report economic performance. IFRS 18 focuses on the statement of profit or loss and introduces key new concepts which relate to: the structure of the statement of profit or loss; new disclosures for certain performance measures (management-defined performance measures); enhanced principles on aggregation and disaggregation which apply to the primary financial statements and related notes. IFRS 18 is intended to replace IAS 1, while many of IAS 1 principles are retained, with limited changes. IFRS 18 has not been endorsed by the EU yet. The new standard is effective for annual and interim periods starting January 1, 2027, including comparative information. The Group will apply the amended guidance when effective and is currently assessing the impact IFRS 18 will have on its consolidated financial statements, and more specifically on its consolidated income statement.
Amendments to the Classification and Measurement of Financial instruments (IFRS 9 and IFRS 7): the amendments clarify that a financial liability is derecognized on the settlement date, which is when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for derecognition. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features. Additional disclosures are required under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments also clarify the treatment of non-recourse assets and contractually linked instruments. IFRS 9 and IFRS 7, as amended, have not been endorsed by the EU yet. The amendments are effective for annual periods starting January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Group will apply the amended guidance when effective and is currently assessing the impact these amendments will have on its consolidated financial statements.
The following new standards and amended standards are not expected to have a material impact on the accounting policies, financial position or performance of the Group:
•IFRS 19: Subsidiaries without Public Accountability: Disclosures
•Amendments to IAS 21: The Effects of Changes in Foreign Exchange Rates: Lack of exchangeability
3.6.4.    Critical accounting estimates and judgements
In preparing these unaudited Semi Annual Financial Statements, management has made estimates and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under current circumstances. Actual results may differ from those estimates.
Estimates and assumptions used in these unaudited Semi Annual Financial Statements are consistent with those applied in the preparation of the Group’s annual financial statements for the year ended December 31, 2023. The Group operated in the first half of 2024 with solid fundamentals and a strong capital structure, despite recent macroeconomic factors such as inflationary trends or geopolitical uncertainties, which may have a direct impact on the Group’s forward-looking growth and financial outlook. There are no conditions and events which raise substantial doubt about the Group’s ability to continue as a going concern, in light with: its current financial condition, including its liquidity sources; its obligations – due or anticipated; the funds necessary to maintain the Group’s operations and other conditions and events, if any.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 25

These uncertainties arisen from these business conditions have been factored in the critical accounting estimates and judgements made in preparing these unaudited Semi Annual Financial Statements, on the basis of all known facts and circumstances and reasonable and supportable forecast of future conditions. However, the impact on future economic performance cannot be fully determined and is closely monitored on an on-going basis by means of different scenarios.

No events or changes in circumstances have indicated in the first half of 2024 that the carrying amount of major tangible assets, including lease right-of-use assets, might not be recoverable or that useful lives might not be appropriate. The Group also reviewed the recoverability of its tangible and intangible assets, including capitalized development costs. On the latter, the Group recorded a total impairment charge of $37 million in the first half of 2024. Refer to note 3.6.7 for further details on amounts capitalized, amortized and impaired during the period.
There is no major contingency to be reported as of June 29, 2024. The tax loss carryforwards capitalized as deferred tax assets are deemed recoverable in all major tax jurisdictions. To consider any potentially increased risk of default on accounts receivable, the Group adjusted the expected credit loss assumptions to reflect current conditions, reasonable and supportable forecast of future conditions and how current uncertainties may impact customers’ and other debtors’ future credit quality. This reassessment did not have any material effect on the expected credit loss allowances reported by the Group on its major categories of financial assets as of June 29, 2024.
These assessments are highly dependent on the evolution of global market trends and are closely monitored.
3.6.5.    Revenues
3.6.5.1.    Nature of goods and services
The Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, ASICs, full custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
The principal activities – separated by reportable segments – from which the Group generates its revenues are described in note 3.6.6.
Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.
While the majority of the Group’s sales agreements contain standard terms and conditions, the Group may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer.
3.6.5.2.    Revenue recognition and disaggregation
The Group recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection, if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.
The Group has signed several multi-annual capacity reservation and volume commitment arrangements with certain customers. These agreements constitute a binding commitment for the customers to purchase and for the Group to supply allocated committed volumes in exchange for additional consideration. The consideration related to commitment fees is reported as revenues from sale of products as it is usually based on delivered quantities. Advances from customers received as part of those agreements are reported in Note 3.6.16 and Note 3.6.17.
The payment terms typically range between 30 and 90 days.
The following table presents the Group’s consolidated total revenues disaggregated by geographical region of shipment, nature and market channel.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 26

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
Total revenues by geographical region of shipment(1)
EMEA	1,793	2,430
Americas	1,025	1,385
Asia Pacific	3,879	4,758
Total revenues	6,697	8,573

Total revenues by nature
Revenues from sale of products	6,567	8,476
Revenues from sale of services	104	85
Other revenues	26	12
Total revenues	6,697	8,573

Total revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	4,765	5,490
Distribution	1,932	3,083
Total revenues	6,697	8,573
(1)Total revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the Group, among the different periods, may be affected by shifts in shipments from one location to another, as requested by customers.
(2)OEM are the end-customers to which the Group provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Group engages to distribute its products around the world.
3.6.6.    Segment information
On January 10, 2024, the Group announced a new organization to deliver enhanced product development innovation and efficiency, time-to-market as well as customer focus by end market. The Group moved from three reportable segments (ADG, AMS and MDG) to four reportable segments, which implied a change in segment reporting effective from January 1, 2024. Prior-year comparative information has been adjusted accordingly.
The Group’s reportable segments are as follows:
•AM&S, comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.
•P&D, comprised of discrete and power transistor products.
•MCU, comprised of general-purpose and automotive microcontrollers, microprocessors and connected security products (incl. EEPROM).
•D&RF, comprised of automotive ADAS, infotainment, RF and communications products.
Total revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses, and a part of R&D expenses. In compliance with the Group’s internal policies certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, impairment and restructuring charges, management reorganization expenses, start-up and phase-out costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 27

The following tables present the Group’s consolidated total revenues and consolidated operating profit by reportable segment.
Total revenues by reportable segments:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
AM&S	2,382	2,693
P&D	1,567	1,898
MCU	1,750	2,930
D&RF	990	1,044
Total revenues of reportable segments	6,689	8,565
Others	8	8
Consolidated total revenues	6,697	8,573
Operating profit by reportable segments:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
AM&S	328	593
P&D	248	498
MCU	256	1,106
D&RF	301	361
Sub-total operating profit of reportable segments	1,133	2,558
Impairment loss on intangible assets acquired through business contributions	—	(36)
Start-up costs	(52)	(67)
Unused capacity charges	(147)	(16)
Contingent consideration fair value remeasurement	—	5
Other unallocated manufacturing results	—	(61)
Gain on sale of non-current assets	1	4
Strategic and other R&D programs and other non-allocated provisions(1)	(10)	(40)
IFRS/U.S. GAAP Adjustments(2):
Net impact of capitalized development costs	49	3
Derivative instruments not designated as hedge instruments under IFRS	(21)	(4)
IFRIC 21 adjustment on levies	(7)	(6)
Employee benefits adjustments	3	(20)
Asset acquisition tax incentives	(12)	(19)
IFRS 16 adjustment on lease expenses	2	3
Other non-allocated expenses and IFRS adjustments impact	2	—
Total operating profit	941	2,304
(1)Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.
(2)The operating profit allocated by operating segments as reported in the above table is based on the Group’s primary financial reporting framework (U.S. GAAP) and reflects the way the Chief Operating Decision Maker (“CODM”) monitors the operating performance of each segment.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 28

The Group does not disclose any information regarding assets or non-cash expenses, including depreciation and amortization, for its reportable segments. Such information is not reviewed by the CODM to assess segment performance or to make decisions about resources to be allocated to each segment.
3.6.7.    Property, plant and equipment, and intangible assets
Changes in the net carrying amount of property, plant and equipment, and intangible assets are detailed as follows:

In millions of U.S. dollars	Property, plant and equipment	Intangible assets
Net book value as of January 1, 2024	10,594	1,465
Additions	1,482	228
Capital grants and other contributions	(188)	—
Impairment / Write-Offs	(2)	(39)
Depreciation and amortization	(865)	(152)
Foreign currency translation	(132)	(2)
Net book value as of June 29, 2024 (unaudited)	10,889	1,500
In 2023, the Group signed a frame agreement with the European, French and Italian authorities for a public funding program associated with the capacity expansion in some of its manufacturing facilities in France and Italy. In 2023, the Group and Sanan Optoelectronics jointly created SANAN, STMicroelectronics Co., Ltd. (“SST JV”). SST JV was fully consolidated as of June 29, 2024 and December 31, 2023.
The Group reported $188 million capital grants as a reduction of “Property, plant and equipment, net” on the consolidated statement of financial position during the six-month period ending June 29, 2024, out of which $126 million as part of this public funding program and $55 million capital grants as part of SST JV funding program. No significant income was recognized as compensation of depreciation expense for the first six months of 2024 and 2023.
The impairment and write-offs for the first half of 2024 amounted to $41 million (first half 2023: $113 million), of which $37 million impairment losses on capitalized development costs related to certain businesses and related projects that were cancelled.
Property, plant and equipment include lease right-of-use assets. Refer to note 3.6.11 for more details on leases.
3.6.8.    Goodwill
Goodwill allocated to operating segments and changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	AM&S	P&D	MCU	D&RF	Total
As of January 1, 2024	2	76	197	10	285
Write-off	(1)	—	—	—	(1)
Foreign currency translation	—	(3)	(3)	—	(6)
As of June 29, 2024 (unaudited)	1	73	194	10	278

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 29

3.6.9.    Other financial assets and financial liabilities
3.6.9.1.    Other financial assets

	(unaudited)
In millions of U.S. dollars	June 29, 2024	December 31, 2023
Other financial assets (including derivatives)
Other financial assets
Quoted debt securities at FVOCI	2,218	1,635
Unquoted equity securities at FVOCI	20	22
Quoted equity securities at FVPL	13	13
Other trading financial assets at FVPL	21	18
Total other financial assets	2,272	1,688
Current	2,218	1,635
Non-current	54	53
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	2	33
Currency collars	—	5
Derivatives not designated as hedges
Foreign exchange forward contracts	9	19
Currency collars	—	2
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	1	14
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	10	34
Total derivatives financial instruments	22	107
Current	22	106
Non-current	—	1
Total other financial assets (including derivatives)	2,294	1,795
Total current	2,240	1,741
Total non-current	54	54

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 30

Movement in other financial assets (excluding derivatives) recorded in the first half of 2024 are summarized as follows:

In millions of U.S. dollars	January 1, 2024	Change in fair value included in OCI	Change in fair value included in income statement	Increase	Sale / Settlement	Accretion	(unaudited) June 29, 2024
U.S. Treasury debt securities	1,635	(8)	—	1,301	(750)	40	2,218
Quoted equity instruments at FVPL	13	—	(1)	1	—	—	13
Sub-total Quoted debt and equity securities	1,648	(8)	(1)	1,302	(750)	40	2,231
Unquoted equity securities at FVOCI	22	(2)	—	—	—	—	20
Other trading financial assets at FVPL	18	—	—	3	—	—	21
Total other financial assets (excluding derivatives)	1,688	(10)	(1)	1,305	(750)	40	2,272
Investments held in debt securities
As of June 29, 2024, the Group held $2,218 million of U.S. Treasury debt securities. The debt securities have an average rating of Aaa/AA+/AA+ from Moody’s, S&P and Fitch, respectively and an average maturity of 1.22 years. The debt securities were reported as current assets on the line “Other current financial assets” on the consolidated statement of financial position as of June 29, 2024, since they represented investments of funds available for current operations.
Marketable securities totaling $1,100 million at principal amount were transferred to financial institutions as part of short-term securities lending transactions, in compliance with corporate policies. The Group, acting as the securities lender, does not hold any collateral in this unsecured securities lending transaction. The Group retains effective control on the transferred securities.
The Group applies a forward-looking expected credit loss ("ECL") approach on all debt financial assets not held at FVPL. For debt securities at FVOCI, the ECL is based on a 12-month expected credit loss basis. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date. Since the Group’s quoted debt instruments at FVOCI comprise solely U.S. Treasury debt securities, the Group has considered that the ECLs on these investments are insignificant.
Investments held in equity securities
As of June 29, 2024, the Group also had investments in quoted equity securities for an aggregate value of $13 million, measured at FVPL (December 31, 2023: $13 million).
As of June 29, 2024, the Group also reported other trading financial assets for an aggregate value of $21 million (December 31, 2023: $18 million).
The Group irrevocably elected to measure at FVOCI unquoted equity securities for an aggregate value of $20 million (December 31, 2023: $22 million). Since these are strategic investments, the Group considers this classification, which implies that changes in fair value are not subsequently recycled to earnings, to be more relevant.
Short-term deposits
To optimize the return yield on its short-term investments, the Group invested $975 million of available cash in short-term deposits as of June 29, 2024 and $1,226 million as of December 31, 2023. These short-term deposits have a maturity beyond three months and below one year with no significant risk of changes in fair value. They are reported on the line “Short-term deposits” on the consolidated statement of financial position.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 31

3.6.9.2.    Other financial liabilities

	(unaudited)
In millions of U.S. dollars	June 29, 2024	December 31, 2023
Lease financial liabilities	298	311
Deferred and contingent consideration on business acquisitions	20	20
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	10	1
Currency collars	2	—
Derivatives not designated as hedges
Foreign exchange forward contracts	8	2
Currency collars	1	—
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	78	229
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	142	281
Total other financial liabilities (including derivatives)	559	844
Total current	304	581
Total non-current	255	263
Refer to notes 3.6.9.3 and 3.6.9.5 for further explanations on other types of financial liabilities. Refer to note 3.6.11 for further explanations on lease liabilities.
3.6.9.3.    Interest-bearing loans and borrowings

	(unaudited)
In millions of U.S. dollars	June 29, 2024	December 31, 2023
Funding program loans from EIB:
4.43% due 2028, floating interest rate at Euribor + 0.589%	136	141
4.49% due 2029, floating interest rate at Euribor + 0.564%	131	162
4.36% due 2031, floating interest rate at Euribor + 0.473%	251	296
4.42% due 2031, floating interest rate at Euribor + 0.550%	141	146
4.31% due 2033, floating interest rate at Euribor + 0.558%	321	332
6.11% due 2034, floating interest rate at SOFR + 0.939%	300	—
Credit Facility from CDP SpA:
4.43% due 2027, floating interest rate at Euribor + 0.690%	80	97
4.47% due 2028, floating interest rate at Euribor + 0.550%	80	92
4.77% due 2029, floating interest rate at Euribor + 0.850%	84	95
Dual tranche senior unsecured convertible bonds:
Zero-coupon, due 2025 (Tranche A)	736	730
Zero-coupon, due 2027 (Tranche B)	709	702
Other funding program loans:
0.26% (weighted average), due 2024-2028, fixed interest rate	4	6
Total interest-bearing loans and borrowings	2,973	2,799
Total current	1,676	1,640
Total non-current	1,297	1,159

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 32

On August 4, 2020, the Company issued $1,500 million principal amount dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs payable by the Group.
The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on the income approach, the debt being determined as a residual amount of the $1.5 billion total proceeds. The value of the issuer’s call option was deemed to be nil at initial recognition. The value of the holder’s conversion option was estimated at $219 million at issuance date, which determined the initial recognition of the liability component at $1,358 million before allocation of issuance costs. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement, which is further described in note 3.6.9.5. The Group elected to allocate issuance costs, totaling $10 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method.
The embedded derivatives are measured at fair value through profit and loss, with the changes in fair value being immediately reported in earnings. The value of the conversion options (Tranche A and Tranche B) was $220 million as of June 29, 2024 ($510 million as of December 31, 2023), which generated a change in fair value of $290 million reported on the line “Finance Income” on the consolidated income statement for the first half of 2024. The value of the issuer’s call options of Tranche A and Tranche B was $11 million as of June 29, 2024 ($48 million as of December 31, 2023).
As per contractual terms, the bondholders have full conversion rights on Tranche A bonds, starting August 2023. In terms of Tranche B, up until August 2024, the bonds can be converted by the bondholders with a contingent feature of 130% of the conversion price, measured at quarter-end for the following quarter. After that date, the bondholders will have full conversion rights.
As per contractual terms, starting August 2023, Tranche A bonds are callable by the Company with a 130% contingent feature, with the exercise of its call rights being preceded by the release, by the Company, of an Optional Redemption Notice. The same feature applies for Tranche B bonds but only after August 2024.
As of June 29, 2024, the Group stock price did not exceed the conversion price of the senior unsecured convertible bonds.
The Group’s long-term debt contains standard conditions but does not impose minimum financial ratios. The Company had unutilized committed medium-term credit facilities with core relationship banks totaling $691 million as of June 29, 2024.
The EIB Loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan in relation to R&D and capital expenditures in the EU for the years 2017 and 2018. The entire amount was fully drawn in Euros corresponding to $267 million outstanding as of June 29, 2024. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $392 million outstanding as of June 29, 2024. In 2022, the Group signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S Dollars, representing $621 million outstanding as of June 29, 2024.
The CDP SpA loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $80 million were outstanding as of June 29, 2024. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $164 million was outstanding as of June 29, 2024.
3.6.9.4.    Hedging activities and derivatives
Derivative instruments not designated as hedges
The Group conducts its business globally in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at the Group’s subsidiaries and future commercial transactions. The Group enters into currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 33

from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.
To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its R&D and SG&A expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.
The principal currencies covered at the end of the six-month period ended June 29, 2024, are the Euro, the China Yuan Renminbi, the Singapore dollar, the Japanese yen, the Moroccan dirham, the Indian rupee, the Malaysian ringgit, the South Korean won, the Swedish krona, the Philippines peso, the Taiwan dollar, the Swiss franc, the Australian dollar and the Hong Kong dollar.
Derivative instruments designated as cash flow hedges
To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Group also hedges certain manufacturing transactions denominated in Singapore dollars.
The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions of the following quarter for these manufacturing costs. In order to follow a dynamic hedge strategy, the Group may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Group could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.
The derivative instruments designated as cash flow hedges are reflected at fair value in the consolidated statement of financial position. The unrealized gain or loss from the effective portion of the hedge is reported in other comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.
As of June 29, 2024, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	981	226
Currency collars	509	—
As of July 1, 2023, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	1,009	248
Currency collars	730	—

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 34

Cash flow and fair value interest rate risk
The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.
The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence, the Group is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.
Offsetting financial assets and financial liabilities
The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as of June 29, 2024 liabilities for a net amount of $3 million (a gross amount of less than $1 million asset net of a $3 million liability). In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association agreements and are compliant with Protocols of the European Market Infrastructure Regulation and the ISDA 2018 U.S. Resolution Stay Protocol, which are not offset in the statement of financial position and representing total assets of $11 million and liabilities of $18 million as of June 29, 2024.
3.6.9.5.    Fair values
Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

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	Carrying amount		Fair value
In millions of U.S. dollars	(unaudited) June 29, 2024	December 31, 2023	(unaudited) June 29, 2024	December 31, 2023
Financial assets
Short-term deposits	975	1,226	975	1,226
Trade accounts receivables	1,708	1,731	1,708	1,731
Other receivables and assets	1,055	1,237	1,055	1,237
Quoted financial instruments	2,252	1,666	2,252	1,666
Unquoted equity securities	20	22	20	22
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	1	14	1	14
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	10	34	10	34
Other financial assets	11	59	11	59
Cash equivalents (1)	2,413	2,879	2,413	2,879
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	1,528	1,367	1,528	1,367
Senior unsecured convertible bonds issued on August 4, 2020 (2)	1,445	1,432	1,585	1,814
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	78	229	—	—
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	142	281	—	—
Finance leases	298	311	298	311
Contingent consideration on business acquisitions	20	20	20	20
Trade accounts payable	1,577	1,856	1,577	1,856
Other payables and accrued liabilities	727	552	727	552
Derivative financial liabilities	21	3	21	3
(1)Cash equivalents primarily correspond to deposits at call with banks.
(2)The carrying amount of the senior unsecured convertible bonds issued on August 4, 2020 and outstanding as of June 29, 2024 and December 31, 2023 corresponds to the liability component only, since, at initial recognition, an amount of $219 million was separately recognized as embedded derivative financial instruments. The fair value of $1,585 million and $1,814 million as of June 29, 2024 and December 31, 2023 respectively reflects the market price of the convertible bonds traded on the Frankfurt bond market. It consequently embeds the three components of the convertible bonds (debt host contract, bondholders’ conversion option and issuer’s soft call).
The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:
•For trade accounts receivable, cash equivalents, short-term deposits, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.
•Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 36

•Financial investments (debt and equity securities):
–The fair value of quoted debt and equity securities is determined based on quoted market prices for identical instruments.
–The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third-party financing or upon liquidation.
•The fair value of interest-bearing loans and borrowings, including lease liabilities but excluding senior unsecured convertible bonds, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s incremental borrowing rates for similar types of arrangements.
•The dual tranche senior unsecured convertible bonds issued on August 4, 2020 and outstanding as of June 29, 2024 and December 31, 2023 have been trading on the open market segment on the Frankfurt Stock Exchange since issuance. The fair value of these instruments is the observable price of the bonds on that market.
•The fair value of derivative instruments is determined based upon quoted market prices for similar instruments.
•The bondholders’ conversion options embedded in the senior unsecured convertible bonds issued on August 4, 2020 amounted to $220 million as of June 29, 2024 and $510 million as of December 31, 2023. The issuer’s call options of the senior unsecured convertible bonds issued on August 4 amounted to $11 million as of June 29, 2024 and $48 million as of December 31, 2023. These embedded derivative instruments were measured at fair value based on the income approach using Bloomberg’s option pricing model, which can be assimilated to a Black & Scholes model for pricing stock options. This model was elected as the best indication of fair value since it maximized the use of observable market-based inputs.
Fair value hierarchy
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
As of June 29, 2024, the Group held the following financial instruments measured at fair value:

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 37

In millions of U.S. dollars	(unaudited) June 29, 2024	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at FVPL
Trading derivatives
Foreign exchange forward contracts	9	—	9	—
Quoted equity securities at FVPL	13	13	—	—
Other trading financial assets at FVPL	21	21	—	—
Embedded call options	11	—	—	11
Cash flow hedges
Foreign exchange forward contracts	2	—	2	—
Quoted debt securities measured at FVOCI
Government bonds issued by the U.S. Treasury	2,218	2,218	—	—
Unquoted equity securities measured at FVOCI	20	—	—	20
Total assets	2,294	2,252	11	31
Liabilities measured at fair value
Trading derivatives
Foreign exchange forward contracts	8	—	8	—
Currency collars	1	—	1	—
Cash flow hedges
Foreign exchange forward contracts	10	—	10	—
Currency collars	2	—	2	—
Embedded conversion options	220	—	—	220
Contingent consideration on business acquisitions	20	—	—	20
Total liabilities	261	—	21	240

As of December 31, 2023, the Group held the following assets and liabilities measured at fair value:

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 38

In millions of U.S. dollars	December 31, 2023	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at FVPL
Trading derivatives
Foreign exchange forward contracts	19	—	19	—
Currency collars	2	—	2	—
Quoted equity securities at FVPL	13	13	—	—
Other trading financial assets at FVPL	18	18	—	—
Embedded call options	48	—	—	48
Cash flow hedges
Foreign exchange forward contracts	33	—	33	—
Currency collars	5	—	5	—
Quoted debt securities measured at FVOCI
Government bonds issued by the U.S. Treasury	1,635	1,635	—	—
Unquoted equity securities measured at FVOCI	22	—	—	22
Short-term deposits	1,226	1,226	—	—
Total assets	3,021	2,892	59	70
Liabilities measured at fair value
Derivative instruments
Foreign exchange forward contracts	2	—	2	—
Currency collars	—	—	—	—
Cash flow hedges
Foreign exchange forward contracts	1	—	1	—
Currency collars	—	—	—	—
Embedded conversion options	510	—	—	510
Contingent consideration on business acquisitions	20	—	—	20
Total liabilities	533	—	3	530

During the reporting period ending June 29, 2024, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.
Financial instruments in Level 1
The fair value of financial instruments traded in active markets is based on quoted market prices at reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.
Financial instruments in Level 2
The fair value of financial instruments that are not traded in active markets (for example over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data when available and rely as little as possible on entity’s specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments include:
•Quoted market prices or dealer’s quotes for similar instruments; and,
•The fair value of foreign exchange forward contracts when determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 39

Financial instruments in Level 3
For financial assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2024 and June 29, 2024 is presented as follows:

In millions of U.S. dollars	Fair value measurements using significant unobservable inputs (Level 3)
As of January 1, 2024	(460)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B) Note 3.6.20	290
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B) Note 3.6.20	(37)
As of June 29, 2024 (unaudited)	(207)
Amount of total unrealized losses included in income statement attributable to assets (liabilities) still held at the reporting date for the half of 2024	—
For financial assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2023 and July 1, 2023 is presented as follows:

In millions of U.S. dollars	Fair value measurements using significant unobservable inputs (Level 3)
As of January 1, 2023	(249)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B) Note 3.6.20	(306)
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B) Note 3.6.20	24
Change in fair value of the contingent consideration on business acquisitions	5
Purchase of equity instruments	10
As of July 1, 2023 (unaudited)	(516)
Amount of total unrealized losses included in income statement attributable to assets (liabilities) still held at the reporting date for the half of 2023	(277)
The model used to price the derivative instruments embedded in the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B) included the following inputs:
•The risk-free interest rate for comparable maturities;
•The reference price for the Company’s ordinary shares as traded on the New York Stock Exchange;
•The exercise price;
•The dividend expected to be paid on the Company’s ordinary shares over the life of the option;
•The volatility of the Company’s ordinary shares; and
•The duration of the option.
Implied volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 40

the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.
The prices of the bondholders’ conversion options are sensitive to implied volatility. The table below shows a sensitivity analysis of the net carrying amount of the embedded conversion options in relation to a series of changes expressed in percentage point terms of volatility.

Change in volatility of the Company’s ordinary shares	-10 p.p.	- 8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in the net carrying amount of the bondholders’ conversion option	(73)	(58)	(36)	36	57	71
Net carrying amount of the embedded conversion option	148	162	184	256	278	292
3.6.10.    Other non-current assets

Other non-current assets consisted of the following:

	(unaudited)
In millions of U.S. dollars	June 29, 2024	December 31, 2023
Public funding receivables	407	210
Taxes and other receivables from government agencies	27	22
French research tax credit receivable	178	246
Prepayments and deposits to third parties	208	224
Other non-current assets	55	58
Total	875	760

In the first half of 2024, the Group signed a new public funding scheme for research, development, innovation and first industrial deployment activities.
From time to time, the Group enters into factoring transactions to accelerate the realization in cash of certain non-current assets. As of June 29, 2024, $89 million of receivables from government agencies were sold without recourse, with a financial cost of $4 million, as compared to $116 million receivables sold without recourse in the year-ago period, with a financial cost of $5 million.

Prepayments and deposits to third parties include receivables related to long-term supply agreements involving purchase of raw materials, capacity commitments, cloud-hosting arrangements, and other services.

The major portion of other long-term receivables to which the expected credit loss model applies is long-term State receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit loss is assumed to be negligible as of June 29, 2024 and December 31, 2023. Other non-current assets presented in the table above on the line "Other non-current assets" are composed of individually not significant amounts not deemed to have exposure of default. Consequently, no significant expected credit loss allowance was reported on other non-current assets at reporting date.

3.6.11.    Leases
The Group leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 49 years.
The consolidated statement of financial position shows the following amounts relating to leases:

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 41

	(unaudited)
In millions of U.S. dollars	June 29, 2024	December 31, 2023
Right-of-use assets
Land	67	69
Buildings	202	206
Machinery and equipment	33	38
Computer and R&D equipment	6	4
Other	17	16
Total	325	333
Additions to the right-of-use assets during the first six months of 2024 were $35 million (2023: $64 million). Expenses related to short-term and low-value leases were not material as of June 29, 2024 and July 1, 2023. Interest expense (included in finance cost, as described in Note 3.6.20) was $6 million as of June 29, 2024 (2023: $5 million). Cash outflows, including finance cost for leases totaled $45 million in the first six months of 2024 (2023: $37 million).
Maturities of lease liabilities are as follows:

(unaudited)
In millions of U.S. dollars	June 29, 2024
2024	40
2025	64
2026	48
2027	56
2028	25
Thereafter	134
Total future undiscounted cash outflows	367
Effect of discounting	(69)
Total lease liabilities	298

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 42

In millions of U.S. dollars	December 31, 2023
2024	76
2025	55
2026	41
2027	54
2028	24
Thereafter	137
Total future undiscounted cash outflows	387
Effect of discounting	(76)
Total lease liabilities	311
The consolidated income statement shows the following amounts relating to leases:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
Depreciation expense right-of-use assets
Land	1	1
Buildings	24	25
Machinery and equipment	3	3
Computer and R&D equipment	3	3
Other	4	4
Total	35	36
Reported amounts related to lease liabilities are further described in Note 3.6.9.
3.6.12.    Inventories
Inventories consisted of the following:

In millions of U.S. dollars	(unaudited) June 29, 2024	December 31, 2023
Raw materials	341	298
Work-in-process	1,728	1,743
Finished products	740	655
Total	2,809	2,696
3.6.13.    Other receivables and assets
Other receivables and assets consisted of the following:

	(unaudited)
In millions of U.S. dollars	June 29, 2024	December 31, 2023
Public funding receivables	488	651
Taxes and other goverment receivables	199	241
Advances and prepayments	205	180
Other current assets	163	165
Total	1,055	1,237

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 43

The Group participates in public funding programs in several jurisdictions associated with research, development, innovation and other first industrialization deployment activities. Public funding receivables for which collection is expected within twelves months totaled $488 million and $651 million as of June 29, 2024 and December 31, 2023, respectively, of which $147 million and $312 million of capital grants related to capital investment projects in France and Italy.

Taxes and other government receivables include receivables related to value-added tax, primarily in European tax jurisdictions.
Advances and prepayments include prepaid amounts associated with multi-annual supply and service agreements.
The Group applies a forward-looking expected credit losses model on all financial assets measured at amortized cost, excluding trade accounts receivable. The major portion of other receivables and assets to which this expected credit loss model applies corresponds to government receivables. Due to the short maturity of these receivables and the existing history of zero-default on receivables originated by governments, the expected credit losses were assumed to be negligible as of June 29, 2024 and December 31, 2023. Other current assets are composed of individually insignificant amounts at exposure of default. Consequently, no significant loss allowance was reported on those current assets as of June 29, 2024 and December 31, 2023.
3.6.14.    Cash and cash equivalents
Cash and cash equivalents consisted of the following:

In millions of U.S. dollars	(unaudited) June 29, 2024	December 31, 2023
Cash at bank and cash on hand	679	343
Deposits at call with banks	2,413	2,879
Total	3,092	3,222
3.6.15.    Equity
3.6.15.1.     Outstanding shares

The authorized share capital of the Company is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. As of June 29, 2024, the number of shares of share capital issued was 911,281,920 shares (911,281,920 as of December 31, 2023).
The Company is a party to an option agreement regarding the preference shares with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, which agreement was extended for another ten years in October 2016. The Managing Board and the Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of the Company. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to the Company’s interests, shareholders, and other stakeholders and which in the event of a creeping acquisition or offer for the Company’s common shares are not supported by the Company’s Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event of actions which are considered to be hostile by the Managing Board and the Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the Company’s interests, shareholders and other stakeholders.
There were no preference shares issued as of June 29, 2024 and December 31, 2023.
3.6.15.2.     Treasury shares

As of June 29, 2024, the Company owned 8,051,298 shares classified as treasury stock in the consolidated statement of equity compared to 8,510,839 shares as of December 31, 2023.

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The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs of unvested shares. As of June 29, 2024, 85,576,013 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 4,553,498 and 5,422,862 were transferred in the first six months of 2024 and 2023, respectively.
On July 1, 2021, the Company announced the launch of a share buy-back program of up to $1,040 million to be executed within a three-year period. During the first six months of 2024, the Company repurchased approximately 4.1 million shares of its share capital for a total of $175 million. During the first six months of 2023, the Company repurchased approximately 3.8 million shares of its share capital for a total amount of $173 million.

On June 21, 2024, the Company announced the launch of a new share buy-back plan comprising two programs of up to $1,100 million to be executed within a three-year period.
3.6.15.3.     Other reserves
Other reserves include the following components as of June 29, 2024 and July 1, 2023:

In millions of U.S. dollars	Share-based compensation reserve	Fair value reserve of financial assets at FVOCI	Cash Flow Hedge reserve	Foreign currency translation reserve	Employee benefit plan reserve	Total other reserves
As of January 1, 2023	1,589	(18)	14	432	(116)	1,901
Share-based compensation expense for the period	122	—	—	—	—	122
Net movement recognized in the statement of comprehensive income	—	(5)	(13)	61	—	43
Transfer of cash flow hedge reserve to inventories	—	—	2	—	—	2
As of July 1, 2023 (unaudited)	1,711	(23)	3	493	(116)	2,068
As of January 1, 2024	1,832	(13)	33	564	(135)	2,281
Share-based compensation expense for the period	112	—	—	—	—	112
Net movement recognized in the statement of comprehensive income	—	(7)	(42)	(124)	4	(169)
Transfer of cash flow hedge reserve to inventories	—	—	(1)	—	—	(1)
As of June 29, 2024 (unaudited)	1,944	(20)	(10)	440	(131)	2,223
Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of the equity-settled share-based payments to employees, including key management personnel, as part of their remuneration.
Fair value reserve of financial assets at FVOCI: This reserve records fair value changes on debt and equity securities measured at FVOCI.
Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship outstanding as of reporting date.
Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences from the translation of the financial statements for subsidiaries whose functional currency is different from the U.S. dollar reporting currency.
Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 45

3.6.15.4. Dividends

The Company is governed under the laws of the Netherlands. The Articles of Association provide that the net result for the year, after deduction of (i) any amount to set up and maintain reserves required by Dutch Law and the Articles of Association, (ii) if any of our preference shares are issued and outstanding, the dividend to be paid to the holders of preference shares and (iii) the aforementioned allocation to the reserve fund, is subject to the disposition by the AGM.

The AGM held on May 22, 2024, authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2024 and first quarter of 2025. An amount of $67 million corresponding to the first installment was paid during the first half of 2024. The remaining portion of the first installment and the $0.27 per share cash dividend corresponding to the remaining three installments totaled $257 million and were reported in the line “Other payables and accrued liabilities” in the consolidated statement of financial position as of June 29, 2024 as described in note 3.6.17.
The AGM held on May 25, 2023, authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2023, and first quarter of 2024. The amounts of $55 million for the first installment, $54 million for the second installment, and $54 million for the third installment were paid in 2023. An amount of $54 million corresponding to the fourth installment was paid in the first half of 2024.

The AGM held on May 25, 2022 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2022 and first quarter of 2023. The amounts of $55 million corresponding to the first installment, $54 million corresponding to the second installment and $48 million corresponding to the third installment were paid in 2022. An amount of $6 million corresponding to the remaining portion of the third installment and $54 million corresponding to the fourth installment were paid in 2023.
3.6.16.    Other non-current liabilities
Other non-current liabilities consisted of the following:

	(unaudited)
In millions of U.S. dollars	June 29, 2024	December 31, 2023
Liabilities related to public funding	174	196
Advances received on capital grants	402	152
Advances from customers	22	25
Others	61	61
Total	659	434
Advances received on capital grants relate to the joint venture the Group and Sanan Optoelectronics created in 2023 for high-volume 200mm SiC device manufacturing activities in China and that the Group fully consolidates. The newly incorporated entity is a party to a regional public funding program, primarily consisting in capital grants received on eligible capital expenditures (infrastructures and equipment). As of June 29, 2024, the Group received $402 million of advances on these capital grants ($152 million as of December 31, 2023) while the capital expenditures had not been incurred yet. Consequently, these advances were reported as non-current liabilities in the consolidated statement of financial position as of June 29, 2024 and December 31, 2023.

3.6.17.    Other payables and accrued liabilities
Other payables and accrued liabilities consisted of the following:

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 46

	(unaudited)
In millions of U.S. dollars	June 29, 2024	December 31, 2023
Dividend due to shareholders	257	54
Taxes other than income taxes	108	81
Advances from customers	133	186
Liabilities related to public funding	86	96
Royalties	26	30
Other accrued liabilities	117	105
Total	727	552
Advances from customers are primarily related to multi-annual capacity reservation and volume commitment agreements signed with certain customers. Some of these arrangements include take-or-pay clauses, according to which the Group is entitled to receive the full amount of the contractual commitment fees in case of non-compliant orders from those customers. Certain agreements include penalties in case the Group is not able to fulfill its contractual obligations. No material provision for those penalties was reported on the consolidated statement of financial position as of June 29, 2024 and December 31, 2023.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 47

3.6.18.    Expenses by nature
Expenses recorded as cost of sales, R&D and SG&A are detailed as follows:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
Depreciation and amortization	1,017	901
Employee benefit expenses	2,040	2,058
Purchase of materials	1,512	1,653
Power and gas	250	304
Freight	59	86
Purchase of subcontracting services	774	1,297
Inventory variation	(148)	(437)
Transportation	49	52
Impairment charge	37	97
Royalties and patents	52	59
Advertising costs	12	11
Other expenses	176	180
Total cost of sales, selling, general and administrative, and research and development	5,830	6,261
Employee benefit expenses are detailed as follows:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
Wages and salaries	1,523	1,541
Payroll taxes and other social contribution charges	319	333
Share-based compensation expense	119	112
Pensions and other long-term benefits expense	79	72
Total employee benefit expenses	2,040	2,058
Of which included in:
Cost of sales	868	881
Selling, general and administrative	562	566
Research and development	610	611
3.6.19.    Other income
Other expenses
Other income consisted of the following:

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 48

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
R&D funding	151	52
Foreign exchange forward contracts and other currency derivatives	—	11
Net foreign exchange gain	1	—
Gain on sale of non-current assets	3	5
Total other income	155	68
Other expenses consisted of the following:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
Net foreign exchange loss	—	(2)
Foreign exchange forward contracts and other currency derivatives	(22)	—
Start-up costs	(52)	(67)
Patent costs	(4)	(5)
Other expenses	(3)	(2)
Total other expenses	(81)	(76)
The Group receives public funding from governmental bodies in several countries.
Foreign exchange gains (losses), net of foreign exchange forward contracts and other currency derivatives, represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of derivative instruments which are not designated as hedge, as described in Note 3.6.9.4.
Start-up costs represent costs incurred in the ramp-up phase of the Group’s newly integrated manufacturing facilities.
Patent costs mainly include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.
3.6.20.    Finance income
Finance costs
Total finance income consisted of the following:

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 49

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
Change in fair value of the call option of Tranche A convertible bonds issued on August 4, 2020	—	15
Change in fair value of the call option of Tranche B convertible bonds issued on August 4, 2020	—	9
Change in fair value of the conversion option of Tranche A convertible bonds issued on August 4, 2020	151	—
Change in fair value of the conversion option of Tranche B convertible bonds issued on August 4, 2020	139	—
Interest income on quoted debt securities	20	2
Other finance income	136	96
Total finance income	446	122
As of June 29, 2024, the Group total financial resources, including cash and cash equivalents, marketable securities and short-term deposits generated an average annual interest rate of 4.81% as compared to 4.77% as of July 1, 2023.
Total finance costs consisted of the following:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
Interest and amortization of issuance costs on convertible bonds	13	12
Change in fair value of the call option of Tranche A convertible bonds issued on August 4, 2020	13	—
Change in fair value of the call option of Tranche B convertible bonds issued on August 4, 2020	24	—
Change in fair value of the conversion option of Tranche A convertible bonds issued on August 4, 2020	—	148
Change in fair value of the conversion option of Tranche B convertible bonds issued on August 4, 2020	—	158
Interests on lease liabilities	5	5
Interests on long-term loans and borrowings	41	23
Bank charges and commissions	2	2
Other finance expense	—	2
Total finance costs	98	350

3.6.21.    Pillar II Income tax
Effective January 1, 2024, Pillar II legislation has been enacted in certain jurisdictions in which the Group operates. An estimate of the impact of Pillar II income tax to be recorded for the year 2024 has been determined at the level of the Group, based on the most recent filings, 2023 country-by-country reporting and the estimated 2024 net profit before tax as reported under US GAAP for the constituent legal entities in the Group, in compliance with Pillar II legislation. For the six-month period ended June 29, 2024, the estimated impact of Pillar II income tax on the Group’s consolidated income statement is $5 million.
3.6.22.    Earnings per share
For the six-month periods ended June 29, 2024 and July 1, 2023, respectively, Earnings Per Share (“EPS”) were calculated as follows:

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 50

	(unaudited)
	Six-month period ended
In millions of U.S. dollars, except earnings per share amounts	June 29, 2024	July 1, 2023
Basic EPS
Net profit attributable to the equity holder of the parent	1,126	1,726
Weighted average shares outstanding	901,636,200	902,573,767
Basic EPS	1.25	1.91
Diluted EPS
Net profit attributable to the equity holder of the parent	1,126	1,726
Weighted average shares outstanding	901,636,200	902,573,767
Dilutive effect of stock awards	3,937,118	4,944,927
Number of shares used for diluted EPS	905,573,318	907,518,694
Diluted EPS	1.24	1.90
There was no dilutive effect of the senior unsecured convertible bonds issued on August 4, 2020 in the first six months of 2024 diluted Earnings per Share since the conversion features were out-of-the-money.
3.6.23.    Related-party transactions
The Group enters into arrangements and incurs transactions with companies for which certain members of its management perform similar policymaking functions. These include, but are not limited to: Dassault Systèmes, Idemia, Orange, Politecnico di Milano and Sopra Steria. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions. The transactions are reported from and up to the date members of the Group's management hold these similar functions. The below table summarizes the transactions incurred in the first six months of 2024 and 2023.

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 29, 2024	July 1, 2023
Sales of goods and services to entities controlled by key management personnel	—	12
Purchases of goods and services from entities controlled by key management personnel	(15)	(11)
Accounts receivable from entities controlled by key management personnel	—	5
Accounts payable from entities controlled by key management personnel	(2)	(1)
3.6.24.    Contingencies, claims and legal proceedings
The Group is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Group, contractual disputes, indemnification claims, claims for unauthorized use of third-party IP, employee grievances, anti-trust, anti-corruption, competition, other compliance regulations, tax claims beyond assessed uncertain tax positions, environmental damages as well as claims arising out of theft, loss, or misuse of personal data. In determining loss contingencies, the Group considers the likelihood of impairing an asset or the occurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss. The Group records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.
The Group has received and may in the future receive communications alleging possible infringements of third-party patents or other third-party IP rights. Furthermore, the Group from time to time enters into discussions regarding a

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 51

broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to take a license to third party patents and/or other IP rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

On December 4, 2023, a jury in the United States District Court for the Western District of Texas in Waco, Texas (USA) returned a verdict in a patent infringement lawsuit in favor of the plaintiff, Purdue University. On June 7, 2024, the Court accepted the jury's verdict and entered a judgment against the Group in the amount of $32 million. Thereafter, the Group filed several post-trial motions challenging the verdict. In the event the Court denies the Group's post-trial motions, the Group intends to appeal to the U.S. Court of Appeals for the Federal Circuit in Washington DC. The risk on this case is considered as possible and the possible loss is estimated at $32 million.
The Group has contractual commitments to various customers which could require the Group to incur costs to repair or replace defective products it supplies to such customers. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Group is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Group’s results of operations, cash flows or its financial position.
The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves or insurance policies will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
As of June 29, 2024 and December 31, 2023, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

STMicroelectronics Semi Annual Report 2024	Semi Annual Financial Statements 52

4.     Managing Board’s statements
The members of the Managing Board hereby declare that, to the best of their knowledge, the Semi Annual Financial Statements, which have been prepared in accordance with IAS 34 Interim Financial Reporting, give a true and fair view of the assets, liabilities, financial position and profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation as a whole, and the Semi Annual Management Report of the Managing Board gives a true and fair overview of the information required pursuant to section 5:25d, subsection 8 and subsection 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Date: August 21, 2024	By:	/s/ Jean-Marc Chery

	Name:	Jean-Marc Chery
	Title:	President and Chief Executive Officer and Member of the Managing Board

	By:	/s/ Lorenzo Grandi

	Name:	Lorenzo Grandi
	Title:	President, Finance, Purchasing, ERM & Resilience and Chief Financial Officer and Member of the Managing Board

STMicroelectronics Semi Annual Report 2024	53

5.    About STMicroelectronics
At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027.
Further information can be found at www.st.com.

STMicroelectronics Semi Annual Report 2024	About STMicroelectronics 54

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 21, 2024	By:	/s/ Jean-Marc Chery

		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer and Member of the Managing Board

		By:	/s/Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President, Finance, Purchasing, ERM & Resilience and Chief Financial Officer and Member of the Managing Board

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